SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PARTICIPAÇÕES S.A.
A listed Company
CNPJ/MF n.º 02.558.115/0001-21
NIRE 4130001760-3

On second call

HELD ON MAY 6 2004
(Prepared as a summary - art. 130, para. 1, of Law 6.404/76)

1.	DATE, TIME, VENUE: May six, 2004, at 2:00 p.m., at TELE CELULAR SUL PARTICIPAÇÕES S.A. (“Company”) main office, located in the city of Curitiba, State of Paraná, at Rua Comendador Araújo, 299.

1.	CALL: Call notice published in Gazeta do Povo, Valor Econômico, Gazeta Mercantil and Diário Oficial on April 28, 29 and 30, 2004.

2.	PRESENT: Stockholders, regularly called, representing 58.31% of the voting capital stock, as evidenced by the signatures in the Stockholders Attendance Book.

3.	CHAIRED BY: Chair Mr. José Doroteu Fabro; Secretary Mrs. Joana Dark Fonseca Serafim.

4.

DELIBERAÇÕES: Special Stockholders’ Meeting - (i) Carried by unanimous vote of the stockholders present: increase in capital amounting to twenty-seven million, one hundred two thousand, four hundred sixty reals, thirty-four cents (BRL 27,102,460.34), resulting from the amortization of the premium transferred to the controlled company TIM Sul S.A. on Jun/30/06, pursuant to CVM Instruction nº 319/99, as follows: (a) capital increase corresponding to the amount of the tax benefit; (b) the increase comprises the issue of 62.3% preferred shares and 37.7% common shares of stock, keeping their proportion in the capital; the right of first refusal is ensured to the Company shareholders, according to the notice to shareholders to be published in due time; (c) the issue price represents the average of the ten last trading days retroactively counted from Feb/06/2000; (ii) Carried by unanimous vote of the stockholders present: increase in capital amounting to sixty million reals (BRL 60,000,000.00), concerning the surplus reserve, no shares issued, as provided by Article 40 of the Articles of Incorporation, paragraph 2; (iii) Carried by unanimous vote of the stockholders present: the restatement of our Articles of Incorporation and the amendment to its article 5, taking into account the capital increases adopted above, which shall henceforth read: “The subscribed and fully paid-up capital amounts to four hundred fifty-six billion, two hundred sixty-five thousand, eight hundred eight reals, thirty-one cents (BRL 456,265,808.31), represented by 363,758,622,468 (three hundred sixty-three billion seven hundred fifty-eight million, six hundred twenty-two thousand, four hundred sixty-eight) shares of stock, of which 137,198,692,976 (one hundred thirty-seven billion, one hundred ninety-eight million, six hundred ninety-two thousand, nine hundred seventy-six) are common shares and 226,559,929,492 (two hundred twenty-six billion, five hundred fifty-nine million, nine hundred twenty-nine thousand, four hundred ninety-two) are preferred shares, and all of them are registered, no par value shares of stock”, according to the attached restated document, initialed by the shareholders present; (iv) Carried by unanimous vote of the stockholders present: the Audit Committee bylaws, according to the document initialed by the shareholders present.

5.

CLOSING: There being no further business, the Chair opened the floor to the shareholders present, but none took it. The Chair then adjourned the meeting for the preparation of these minutes that, after read, are confirmed by the shareholders listed below. The publication of these minutes without the signatures of the stockholders was authorized as provided in paragraph 2 of art. 130 of Law nº 6.404/76. I hereby certify that this is a true copy of the minutes recorded in the dedicated book.

Curitiba (PR), May 6 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: May 13, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer